This Form CB contains 8 pages, including all exhibits.


03025012


RECD S.E.C.
JUL 1 8 2003
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Statement dated July 18, 2003 released by Olivetti relating to the preliminary results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on June 5, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Olivetti's press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia
1.1**	Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.
1.2***	Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.
1.3****	Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document.
1.4*****	Offer document dated June 20, 2003 relating to the voluntary partial tender offer pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998 for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A.
1.5*****	ADS Letter of Transmittal to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer described in the Offer Document, dated June 20, 2003.
1.6*****	U.S. Ordinary Letter of Transmittal for the tender offer for Ordinary Shares of Telecom Italia S.p.A. promoted by Olivetti S.p.A.
1.7*****	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 20, 2003 relating to the Offer.
1.8*****	Letter to Clients dated June 20, 2003 relating to the Offer.
1.9*****	Notice of Guaranteed Delivery to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer as described in the Offer Document, dated June 20, 2003.
1.10*****	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
1.11*****	Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999, following CONSOB's Decision of June 18, 2003 authorizing release of the Offer Document relating to the voluntary partial cash tender offer made by Olivetti S.p.A. for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A., as published on the U.S. Edition of the Financial Times on June 23, 2003.
2.0******	Olivetti press release dated July 7, 2003 in response to certain market rumors published by the press and reported in certain analyst reports.

3.0 Statement dated July 18, 2003 released by Olivetti relating to the preliminary results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia.

---

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

**** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 20, 2003.

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 23, 2003.

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July •, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: /s/ Loris Bisone
Name: Loris Bisone
Title: General Counsel

Date: July 18, 2003

EXHIBIT 3.0

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

The cash tender offer for a portion of the Telecom Italia ordinary shares described herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934, as amended.

The cash tender offer for a portion of the Telecom Italia savings shares referred to herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America. The cash tender offer for a portion of Telecom Italia savings shares referred to herein will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The offer described herein will only be made pursuant to and in compliance with the terms of the offer documents and the accompanying documents.

The Olivetti securities to be issued in connection with the Merger referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

OLIVETTI: PRELIMINARY RESULTS FOR THE VOLUNTARY PUBLIC TENDER OFFER FOR TELECOM ITALIA ORDINARY AND SAVINGS SHARES

Ivrea, 18 July 2003

Olivetti said that the acceptance period for its partial voluntary public tender offer for a portion of Telecom Italia ordinary shares (also represented by American Depositary Shares - ADS) and a portion of Telecom Italia savings shares closed today at 5:40 p.m. Central European Time. The operation was made in the context of the merger by incorporation of Telecom Italia with and into Olivetti, as approved by the Shareholders' Meetings of the two companies held on 24 and 26 May 2003, respectively (the "Merger").

According to the preliminary figures provided by the coordinator for the collection of acceptances, the total number of tendered shares consisted of **501,191,677** ordinary shares (including shares

olivetti

Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

represented by ADS) (representing approximately **9.52%** of Telecom Italia ordinary share capital and approximately **55.14%** of the ordinary shares for which the offer (for ordinary shares) was made, for an overall consideration of approximately **4,014.5** million Euros) and **249,631,175** savings shares (representing approximately **12.16%** of Telecom Italia savings share capital and approximately **70.41%** of the savings shares for which the offer (for savings shares) was made, for an overall consideration of approximately **1,203.2** million Euros).

The figures include 38,227 ADS (representing **382,270** ordinary shares) which were tendered pursuant to the so-called "Notice of Guaranteed Delivery" system. Under the "Notice of Guaranteed Delivery" system the holder does not deliver the securities at the time of the tender but undertakes to make such delivery within three business days. The tenders made through the "Notice of Guaranteed Delivery" system will be confirmed only when the securities will be delivered.

The final figures will be duly announced in a press release and a public notice. On the basis of the information available, however, Olivetti said that it would accept all the shares that have been tendered.

Assuming that the preliminary figures above are confirmed and assuming that all the tenders made through the "Notice of Guaranteed Delivery" system are confirmed through the delivery of the securities within the applicable period, Olivetti will hold approximately **64.47%** of Telecom Italia's ordinary share capital.

As specified in the offer documentation, the consideration will be paid to tendering shareholders no later than five business days after the date on which the Merger becomes effective, which is expected to be in the first half of August. The payment day will be announced in a special notice issued no later than the business day after the Merger date.

JPMorgan Chase Bank acted as Financial Advisor to Olivetti for the operation. Other advisors in connection for the public tender offer in Italy were Banca Intesa S.p.A. and UniCredit Banca Mobiliare S.p.A.

The Global Co-ordinator for the collection of acceptances was Società per Amministrazioni Fiduciarie "SPAFID" S.p.A.